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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*


                              THE WET SEAL, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   961840105
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 755-9860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 25, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 961840105                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International
         Limited
       Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account
       Zweig/Glaser Advisers, on behalf of discretionary accounts

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Special Opportunities, L.P. - Delaware; Zweig-DiMenna
           International Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig/Glaser Advisers, on behalf of discretionary accounts - New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Special Opportunities, L.P. - 66,900; Zweig-DiMenna
           International Limited - 258,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 57,400
         Gotham Advisors, Inc., on behalf of a discretionary account - 33,700 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Special Opportunities, L.P. - 66,900; Zweig-DiMenna
           International Limited - 258,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 57,400
         Gotham Advisors, Inc., on behalf of a discretionary account - 33,700 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

10   SHARED DISPOSITIVE POWER

        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Special Opportunities, L.P. - 66,900; Zweig-DiMenna
           International Limited - 258,500
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 57,400
         Gotham Advisors, Inc., on behalf of a discretionary account - 33,700 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 4.2%

         Zweig-DiMenna Special Opportunities, L.P. - 0.6%; Zweig-DiMenna
           International Limited - 2.4%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.6%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.3% Zweig/Glaser Advisers, on behalf of discretionary accounts - 0.3%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Special Opportunities, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig/Glaser Advisers - PN

                        SCHEDULE 13D - AMENDMENT NO. 2


     Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Managers, Inc., Gotham Advisors, Inc. and Zweig/Glaser Advisers hereby amend the Schedule 13D, filed with respect to shares of class A common stock, par value $.10 per share ("Shares") of The Wet Seal, Inc. (the "Company").

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of The Wet Seal, Inc. were purchased at an aggregate cost of $8,010,332 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account"), the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account") and the discretionary accounts managed by Zweig/Glaser Advisers (the "Zweig/Glaser Advisers Accounts")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna International Limited                 -        258,500

            Zweig-DiMenna Special Opportunities, L.P.           -         66,900

            ZDIM Account                                        -         57,400

            Gotham Account                                      -         33,700

            Zweig/Glaser Advisers Accounts                      -         28,900

          Percent of class beneficially owned:

            Zweig-DiMenna International Limited                 -           2.4%

            Zweig-DiMenna Special Opportunities, L.P.           -           0.6%

            ZDIM Account                                        -           0.6%

            Gotham Account                                      -           0.3%

            Zweig/Glaser Advisers Accounts                      -           0.3%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna International Limited                 -        258,500

            Zweig-DiMenna Special Opportunities, L.P.           -         66,900

            ZDIM Account                                        -         57,400

            Gotham Account                                      -         33,700

            Zweig/Glaser Advisers Accounts                      -         28,900

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna International Limited                 -         0

            Zweig-DiMenna Special Opportunities, L.P.           -         0

            ZDIM Account                                        -         0

            Gotham Account                                      -         0

            Zweig/Glaser Advisers Accounts                      -         0

          Number of shares as to which there is sole power to dispose or to direct the disposition:


            Zweig-DiMenna International Limited                 -        258,500

            Zweig-DiMenna Special Opportunities, L.P.           -         66,900

            ZDIM Account                                        -         57,400

            Gotham Account                                      -         33,700

            Zweig/Glaser Advisers Accounts                      -         28,900

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited                  -           0

            Zweig-DiMenna Special Opportunities, L.P.            -           0

            ZDIM Account                                         -           0

            Gotham Account                                       -           0

            Zweig/Glaser Advisers Accounts                       -           0

     c. Since February 4, 1997, Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., the ZDIM account, the Gotham Account, and the Zweig/ Glaser Advisers Accounts (Collectively the "Investors") sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF SALE

            2/5/97       Sold 31,100 shares at $20.4625 a share

            2/10/97      Sold 12,400 shares at $22.4375 a share

            2/11/97      Sold 12,400 shares at $21.75 a share

            2/25/97      Sold 46,500 shares at $22.7583 a share

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE         DESCRIPTION OF SALE

            2/5/97       Sold 8,100 shares at $20.4625 a share

            2/10/97      Sold 3,200 shares at $22.4375 a share

            2/11/97      Sold 3,200 shares at $21.75 a share

            2/25/97      Sold 12,100 shares at $22.7583 a share

            ZDIM ACCOUNT

            DATE         DESCRIPTION OF SALE

            2/5/97       Sold 6,900 shares at $20.4625 a share

            2/10/97      Sold 2,800 shares at $22.4375 a share

            2/11/97      Sold 2,800 shares at $21.75 a share

            2/25/97      Sold 10,300 shares at $22.7583 a share

            GOTHAM ACCOUNT

            DATE         DESCRIPTION OF SALE

            2/5/97       Sold 4,000 shares at $20.4625 a share

            2/10/97      Sold 1,600 shares at $22.4375 a share

            2/11/97      Sold 1,600 shares at $21.75 a share

            2/25/97      Sold 6,100 shares at $22.7583 a share

            ZWEIG/GLASER ADVISERS ACCOUNTS

            DATE        DESCRIPTION OF SALE

            There were no sales during the applicable time period.

     d.   Not Applicable

     e. The Investors ceased to be the beneficial owner of more than 5% of the shares of the Company on February 11, 1997.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 1997

            ZWEIG-DiMENNA INTERNATIONAL LIMITED

            By:    Zweig-DiMenna International Managers, Inc.,
                   Investment Manager

            By:/s/ Joseph A. DiMenna
               --------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
            By:    Zweig-DiMenna Associates LLC,
                   Managing General Partner

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: A Managing Director of Managing General Partner

            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            GOTHAM ADVISORS, INC.

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: Vice President

            ZWEIG/GLASER ADVISERS

            By:/s/ Marc Baltuch
               ----------------
            Name:  Marc Baltuch
            Title: First Vice President